Exhibit H-2

       Amendment to Service and Procurement Agreement

     This Amendment to Service and Procurement Agreement
(the "Amendment") is made and entered into as of March 31, 1999, but effective as of January 1, 1999, by and between Kansas City Power & Light Company ("KCPL") and KLT Inc.
("KLT").

     Whereas, KCPL and KLT have previously entered into a certain Service and Procurement Agreement providing for, among other things, a fee of 15% of the total direct labor charges and applicable loadings for services provided by KCPL to KLT, and

     Whereas, KCPL has implemented certain other service agreements regarding the provision of general and administrative services to its business units and KLT, which eliminate the need for such 15% fee.

     Therefore, in consideration of the above premises, the parties agree as follows:

1. Paragraph 3 of the Service and Procurement Agreement is amended by striking out the sentence "There shall also be charged a fee of 15% of the total direct labor charges and applicable loadings."

2.   Except as amended above, the Service and Procurement
     Agreement remains in full force and effect.

     In witness whereof, the parties have signed this Amendment as of the date first above written.


Kansas City Power & Light Company    KLT Inc.

By: /s/ Neil Roadman                 By: /s/ R. G. Wasson

Neil A. Roadman, Controller          R. G. Wasson, President